SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For registration of certain classes of securities
pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934

PUMATECH, INC.
(Exact name of registrant as specified in its charter)

Delaware	77-0349154
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2550 North First Street
San Jose, California 95131

(408) 321-7650
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: 0-21709 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

Item 1.    Description of Registrant’s Securities to be Registered

On January 10, 2003, the Board of Directors of Pumatech, Inc. (the “Company”) declared a dividend of one stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Shares”), of the Company. The dividend is payable to stockholders of record on January 24, 2003 (the “Record Date”). The description and terms of the Rights are set forth in a Preferred Shares Rights Agreement (the “Rights Agreement”) between the Company and Computershare Investor Services LLC, as Rights Agent (the “Rights Agent”). In addition, one Right shall be issued with each Common Share that becomes outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are defined in the Rights Agreement) or in certain circumstances, after the Distribution Date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company, at a price of $10.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (b) 10 business days (or such later date as may be determined by action of the Board of Directors) following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date by such Common Share certificates with a copy of a Summary of Rights attached thereto. No person shall become an Acquiring Person if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person as promptly as practicable divests sufficient shares as may be necessary so that such Person would no longer be considered an Acquiring Person.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 23, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to the greater of (i) a $100,000 preference, plus accrued and unpaid dividends, or (ii) an aggregate payment of 1,000 times the aggregate payment made per Common Share, plus accrued and unpaid dividends. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, except with respect to preferences and dividends, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event of a Triggering Event (as such term is defined in the Rights Agreement), unless the event causing the Designated Percentage threshold to be crossed and the Person to thereby become an Acquiring Person (as such term is defined in the Rights

Agreement) is a merger or acquisition described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right on the terms and conditions set forth in the Rights Agreement. If the Company does not have enough authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, the Company is obligated to deliver upon payment of the exercise price of a Right an amount of cash, securities, other assets, or adjust the Purchase Price of each one one-thousandth of a Preferred Share, or a combination thereof, equivalent in value to the Common Shares issuable upon exercise of a Right.

In the event that any person or group becomes an Acquiring Person and (i) the Company merges into or engages in certain other business combination transactions with an Acquiring Person or (ii) 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time before a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The Company may, at its option, pay the Redemption Price either in Common Shares or cash. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by a resolution of the Board of Directors without the consent of the holders of the Rights, except that from and after such time as a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

As of January 14, 2003 there were 46,504,805 of the Company’s Common Shares outstanding. Each Common Share outstanding at the close of business on January 24, 2003 will receive one Right. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company. 1,000,000 Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement. The Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the form of Certificate of Designations of Series A Participating Preferred Stock, the Summary of Stock Purchase Rights and the Form of Right Certificate, is filed as Exhibit 4.1 hereto. A copy of the Certificate of Designations of Series A Participating Preferred Stock as filed with the Delaware Secretary of State, which specifies the terms of the Preferred Shares, is filed as Exhibit 3.4 hereto. The aforementioned exhibits hereto are incorporated herein by reference, and the foregoing description of the Rights and Preferred Shares is qualified in its entirety by reference to such exhibits

Item 2.    Exhibits

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Exhibit Title

3.1 1	Certificate of Incorporation of Puma Technology, Inc., a Delaware corporation.

3.3 2	Certificate of Amendment of Restated Certificate of Incorporation dated December 19, 2000.

3.4 3	Certificate of Designations specifying the terms of the Series A Participating Preferred Stock of registrant, as filed with the Secretary of State of the State of Delaware on January 15, 2003.

4.1 3
Preferred Shares Rights Agreement dated January 13, 2003 between registrant and Computershare Investor Services LLC as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights.

1	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-011445).
2	Incorporated by reference to the Company’s Report on Form 10-Q for the quarterly period ended January 31, 2001 filed on March 19, 2001.
3	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PUMATECH, INC.

By:	/s/ J. KEITH KITCHEN
J. Keith Kitchen Vice President of Finance and Administration and Chief Accounting Officer (Principal Financial and Accounting Officer)

Date: January 15, 2003